

Mail Stop 4720

August 29, 2016

Mr. Peter Bartholow
Chief Financial Officer
Texas Capital Bancshares, Inc.
2000 McKinney Avenue, Suite 700
Dallas, Texas 75201

> **Re:** **Texas Capital Bancshares, Inc.**
> **Form 10-K**
> **Filed February 18, 2016**
> **File No. 001-34657**

Dear Mr. Bartholow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A Filed April 7, 2016

Executive Compensation

Annual Incentive Compensation, page 26

1. Please tell us how the HR Committee determined the specific annual incentive cash awards for each NEO for 2015. In doing so, please tell us the following:

    - the specific EPS, ROA and TBV targets for each NEO and the actual results with respect thereto;

    - the weight or significance the committee attached to such targets in reaching the award decision for each NEO;

    - the types of individual factors the committee considered for each NEO; and

- the committee's assessment of the company's overall performance as it related to the award decision for each NEO.

In future filings, to the extent you pay out similar awards, please provide a similarly detailed level of discussion and analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services